ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM

Marc A. Rubenstein
617-951-7826
marc.rubenstein@ropesgray.com
May 19, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Nandini Acharya

Re:	RXi Pharmaceuticals Corporation Registration Statement on Form S-3 Filed May 4, 2009 File No. 333-158968
Ladies and Gentlemen:
On behalf of RXi Pharmaceuticals Corporation (the “Company”), we are responding to the comment received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 18, 2009 with respect to the above referenced filing Registration Statement on Form S-3, File No. 333-158968 (the “Registration Statement”). We have reproduced the text of the comment below, followed by the response that we have been authorized to make on behalf of the Company and the other parties to the above referenced filings. The number corresponds to the number of the comment in the letter of the Staff.
We greatly appreciate the cooperation of the Staff in reviewing our response.
General
1.	We note that you have filed this registration statement in reliance on the eligibility requirements of General Instruction I.B.6 of Form S-3. General Instruction I.B.6 of Form S-3 requires in part that the aggregate market value of securities sold by or on behalf of the registrant pursuant to Instruction I.B.6 during the period of 12 calendar months immediately prior to, and including, the sale is no more than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant. We further note your disclosure that, prior to the filing of

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this registration statement, you explored the possibility of conducting a private placement of common stock with certain prospective investors but then terminated all offering activity related to the proposed private placement on April 29, 2009. Accordingly, we must consider whether the shares offered pursuant to the abandoned private placement must be integrated with the shares offered pursuant to this registration statement when determining whether the size of the offering meets the eligibility requirements of General Instruction I.B.6 of Form S-3. Rule 155 of the Securities Act of 1933 provides a non-exclusive safe harbor with respect to integration of abandoned offerings. Rule 155 states in relevant part that a private offering of securities will not be considered part of an offering for which the issuer later files a registration statement if, among other things, the issuer does not file the registration statement until at least 30 calendar days after the termination of all offering activity in the private offering, unless securities offered in the private offering were only offered to accredited investors (as that term is defined in Rule 501(a)) or persons who satisfy the knowledge and experience standard of Rule 506(b)(2). We note that you have filed this registration statement less than 30 calendar days after the abandonment of your proposed private placement. Accordingly, please reduce the size of the offering, withdraw the registration statement or provide us with an analysis supporting your determination that the private placement should not be integrated with this registration statement for the purposes of determining that the number of shares offered meets the eligibility requirements of General Instruction I.B.6 of Form S-3.
RESPONSE: The Company understands and acknowledges that Rule 155 of the Securities Act of 1933 provides a non-exclusive safe harbor with respect to integration of abandoned offerings. The Company believes that its proposed private placement, which was terminated on April 29, 2009 (the “Proposed Private Placement”), should not be considered part of, and not integrated with, the public offering of securities to be made pursuant to the Registration Statement (the “Proposed Public Offering”) as the Company has met the requirements of Rule 155(b) in the manner described below. As background, the Company engaged Rodman & Renshaw, LLC (“Rodman & Renshaw”) on March 17, 2009 to act as placement agent in connection with the Proposed Private Placement. Based on advice from Rodman & Renshaw, the Company determined to terminate the Proposed Private Placement and commence the Proposed Public Offering and subsequently filed the Registration Statement. In connection with the termination of the Proposed Private Placement, the Company advises the Commission as follows:
1)	No securities were sold in the Proposed Private Placement.

2)	All activity related to the Proposed Private Placement by the Company and, at the Company’s instruction, Rodman & Renshaw, was terminated on April 29, 2009.

3)	Page 7 of the Registration Statement includes a paragraph setting forth all of the information required by Rule 155(b)(3).

4)	The Company believes, based in part on information provided by Rodman & Renshaw, that all of the persons who were offered securities in the Proposed

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Private Placement were either accredited investors (as that term is defined in Rule 501(a)) or persons who satisfy the knowledge and experience standard of Rule 506(b)(2).
Consequently, the Company has determined that the Proposed Private Placement should not be integrated with the Proposed Public Offering. Further, the Company is aware of the restrictions of General Instruction I.B.6 of Form S-3 limiting the aggregate market value of securities sold by or on behalf of the Company during the period of 12 calendar months immediately prior to, and including, the sale to no more than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company, and the Company does not intend to sell any securities pursuant to the Registration Statement beyond the number that would be permitted under General Instruction I.B.6 of Form S-3 for so long as the restriction applies to the Company.
* * * * *
If you have any questions or if there is anything we can do to facilitate the Staff’s review, please feel free to contact me at (617) 951-7826 or Stephanie Miller of this firm at (617) 951-7892.
Best regards,
/s/ Marc A. Rubenstein
Marc A. Rubenstein
Enclosures

cc:	Stephen J. DiPalma